EXHIBIT 12.1

ANWORTH MORTGAGE ASSET CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

Computation of ratio of earnings to combined fixed charges and preferred stock dividends:

	Year Ended December 31,
	2008	2007	2006	2005	2004
Fixed charges(1)	$181,324	$224,884	$202,037	$131,099	$70,184
Preferred stock dividends	5,928	4,749	4,044	3,901	369

Combined fixed charges and preferred stock dividends	$187,252	$229,633	$206,081	$135,000	$70,553

Fixed charges	$187,252	$229,633	$206,081	$135,000	$70,553
Income (loss) from continuing operations	55,049	(5,178)	(11,441)	22,275	49,980

	$242,301	$224,455	$194,640	$157,275	$120,533

Dollar amount of deficiency	$—	$(5,178)	$(11,441)	$—	$—

Ratio of earnings to combined fixed charges and preferred stock dividends	1.29	0.98	0.94	1.17	1.71

(1)	Fixed charges consist of interest expense on all indebtedness.